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Learn EV

Learn EV is a cutting-edge E-commerce training platform specializing in the education of technicians within the electric vehicles (EV) and combustion engine (ICE) sector. With a focus on leveraging virtual and augmented reality (AR) headsets, the platform is designed to transform the traditi ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Learn EV Virtual Training - Guides

Raised	Days Left
$0	105

Launch — $10,000 Min — $124,000 Max

Overview | Team | About | Communication Channel | Updates

Business Description

Learn EV is a cutting-edge E-commerce training platform specializing in the education of technicians within the electric vehicles (EV) and combustion engine (ICE) sector. With a focus on leveraging virtual and augmented reality (AR) headsets, the platform is designed to transform the traditional training landscape. Learn EV has strategically aligned itself with the "Independent Truck Repair Group" (iTRG), capitalizing on their assets and industry expertise to expedite the platform's development.

The next-generation, Microsoft-based platform by Learn EV is positioned as the future of technician training. Through the use of virtual and augmented reality headsets, the platform enables real-time interactions between EV trainers and technicians. The incorporation of these advanced technologies allows for a significant reduction in training duration, compressing week-long programs into a single day and day-long sessions into just an hour. Centralized instructors play a crucial role in this acceleration, contributing to the platform's efficiency.

CALL TO ACTION
First to Market
Original Equipment Manufacturer (OEM)
No Access to Auto/Truck Aftermarket Training
60% Less Parts on Electric Vehicles/Truck Repair Invoices
Motor Vehicle Owners "Right To Repair Act"
EV Vehicles 400 Volts Vs Combustible Engine 40 Volts
Tow Trucks = Mobile Repair Units (800 On Platform)
Combustible Engine Still Viable Through 2035
LEARN / EV
EV+
ELECTRIC • COMBUSTION TRAINING
5000+ TECHS TRAINED
EDUCATING TECHNICIANS SINCE 2012
POWERED BY
iTRG
3



This innovative approach not only enhances the learning experience but also positions Learn EV for rapid growth in the dynamic electric vehicle industry. The real-time interaction facilitated by virtual and augmented reality headsets ensures a more engaging and effective training environment, aligning the platform with the evolving needs of the EV technician landscape. Overall, Learn EV stands at the forefront of transforming electric vehicle technician education through technology-driven, accelerated learning solutions.

Problem

In the rapidly evolving landscape of electric vehicles (EVs), the existing training infrastructure for technicians is struggling to keep pace with the industry's growth. Learn EV identifies a critical problem in the technician education space: the inefficiency and lag in training programs. Traditional methods often take a week or more to impart necessary skills to technicians, causing delays in their ability to adapt to the evolving technology in electric vehicles. This lag not only hampers individual career growth but also poses a bottleneck for the broader industry's development. Learn EV recognizes the urgent need for a transformative solution to expedite technician training and address this industry-wide challenge.

Moreover, the lack of immersive and engaging training experiences further compounds the problem. Conventional training methods often fall short in providing hands-on, real-world scenarios that technicians may encounter in the field. This inadequacy hinders the effective acquisition of skills and limits the practical knowledge transfer essential for success in the electric vehicle domain. Learn EV identifies this as a pivotal challenge that impedes the industry's progress and emphasizes the pressing need for a solution that integrates cutting-edge technologies to create a dynamic and interactive

Security Type:
Equity Security

Price Per Share
$1.00

Shares For Sale
124,000

Post Money Valuation:
$5,489,000

Investment Bonuses!

Time-Based Incentives (Discount applied at time of investing):

Super Early Bird Bonus: Invest within the first 10 days of this Regulation Crowdfunding offering and receive a 10% discount on the share price.

Regulatory Exemption:
Regulation Crowdfunding – Section 4(a)(6)

Deadline:
October 31, 2024

Minimum Investment Amount:
$1000

Target Offering Range:
$10,000-$124,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

To compound these challenges, the absence of a centralized, standardized training platform exacerbates the inefficiencies in the current technician education landscape. This lack of cohesion not only creates a barrier to entry for aspiring technicians but also poses a risk to the overall safety and reliability of electric vehicles on the road. Learn EV aims to address this fragmentation by offering a unified, Microsoft-based platform that leverages the assets and expertise of the Independent Truck Repair Group (iTRG) to establish a standardized, streamlined, and accelerated training solution for the electric vehicle sector.


Learn EV - Electric Car Charger Video
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Solution

Learn EV presents a transformative solution to the challenges faced by electric vehicle (EV) technicians in the current training landscape. The company's innovative platform harnesses the power of virtual and augmented reality (VR/AR) headsets to revolutionize the way technicians are educated. By immersing trainees in realistic, hands-on simulations, Learn EV provides an unparalleled learning experience, addressing the inefficiencies of traditional training methods. The utilization of Microsoft-based technology sets the stage for a cutting-edge platform that not only accelerates the learning process but also positions itself as the future of technician training in the rapidly evolving EV space.

A key strength of Learn EV's solution lies in its strategic partnership with the Independent Truck Repair Group (iTRG). By leveraging iTRG's extensive industry assets and expertise, Learn EV gains a competitive edge in rapidly scaling and optimizing its platform. This collaboration allows the platform to incorporate real-world scenarios, ensuring that technicians are equipped with practical skills that directly translate to the challenges they will encounter in the field. The integration of centralized instructors further enhances the efficiency of the training programs, condensing what traditionally takes a week into a single day and, remarkably, compressing day-long sessions into just an hour.

Learn EV's forward-looking approach and commitment to embracing emerging technologies position the platform for rapid growth in the dynamic EV training market. The real-time interaction facilitated by VR/AR headsets fosters engagement between EV trainers and technicians, creating a dynamic and responsive learning environment. This not only accelerates the learning curve for technicians but also addresses the fragmented nature of current training programs. In essence, Learn EV presents a comprehensive and scalable solution that not only meets the immediate needs of the industry but also aligns with the long-term trajectory of the electric vehicle sector, making it an attractive investment opportunity for forward-thinking investors.


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LEARNEV+
ELECTRIC + COMBUSTION TRAINING

Overview Team About Communication Channel Updates

Business Model

Learn EV's business model is centered on providing a comprehensive and innovative E-commerce training platform for technicians in the electric vehicles (EV) sector. Leveraging virtual and augmented reality (VR/AR) headsets, Learn EV sets itself apart by offering an immersive and interactive learning experience. The platform strategically partners with the Independent Truck Repair Group (iTRG), tapping into their valuable assets and industry expertise to accelerate the development and deployment of the next-generation Microsoft-based training platform. This collaboration not only enhances Learn EV's capabilities but also positions the company to cater to the diverse needs of technicians in the global electric vehicle market.



LEARN / EV
EV+
CERTIFIED TECHNICIAN
5000+
TECHS TRAINED
EDUCATING
TECHNICIANS
SINCE 2012
POWERED BY
iTRG

Learn EV aims to monetize its services by selling to technicians and repair shops seeking specialized education in electric vehicle technology. The platform's unique selling proposition lies in its ability to significantly shorten training durations through the use of centralized instructors and advanced VR/AR technology. This efficiency not only saves time for technicians but also translates into increased productivity and adaptability within the rapidly evolving electric vehicle industry. With a target market that spans auto, truck, and off-highway sectors, including over 1,500,000 technicians and 200,000+ off-market repair shops globally, Learn EV's business model aligns with the growing demand for skilled professionals in the electric vehicle maintenance and repair space, presenting an attractive investment opportunity in the rapidly expanding EV market.

Market Projection

Learn EV has strategically positioned itself in a burgeoning market with immense growth potential, targeting a US audience of over 1,500,000 technicians specializing in electric vehicles. This expansive market includes the automotive, truck, and off-highway sectors, signifying a comprehensive approach to addressing the evolving needs of electric vehicle maintenance and repair. Moreover, Learn EV recognizes the vast untapped potential within the market, extending its reach to encompass 200,000+ off-market repair shops. This inclusivity showcases the platform's scalability and adaptability, ensuring it caters to a diverse range of businesses and technicians across various segments of the electric vehicle industry.

MARKET

Auto Truck Off Highway	200,000 + After Market Repair Shops	1,500,000 + Technicians
Tech Training School	Police, Fire and School Districts and fleets	Global Need Europe—Asia



LEARN EV+ 4

The incorporation of virtual and augmented reality headsets into Learn EV's training platform not only differentiates the company within the market but also aligns with the increasing demand for innovative and immersive training solutions. By providing real-time interaction between EV trainers and technicians, Learn EV enhances the learning experience and ensures that technicians are equipped with the practical skills needed to excel in the rapidly evolving electric vehicle

Competition

In the competitive landscape of electric vehicle technician training, Learn EV faces several players, but its unique approach positions it as a standout solution. Traditional training programs, often reliant on outdated methodologies, struggle to keep pace with the rapid advancements in electric vehicle technology. While some online platforms offer educational content, few integrate immersive technologies like virtual and augmented reality to the extent that Learn EV does. By leveraging Microsoft-based, next-generation technology and real-time interaction between EV trainers and technicians through VR/AR headsets, Learn EV not only sets itself apart but also addresses the limitations of existing competition.

PRODUCTION STUDIO

IRVINE, CA & ORLANDO, FL

 

LEARN**EV**+ POWERED BY **iTRG**

Learn EV's competition also includes established educational institutions and industry-specific training centers. However, many of these entities may lack the agility and innovation required to swiftly adapt to the dynamic needs of the electric vehicle sector. Learn EV's strategic partnership with the Independent Truck Repair Group (iTRG) not only provides access to crucial industry expertise but also accelerates the platform's development, giving Learn EV a competitive edge. Additionally, the platform's impressive list of current educational partners, such as Kenworth, Caterpillar, and PACCAR, not only enhances its credibility but also serves as a testament to the platform's effectiveness and industry relevance. In essence, while competition exists in the electric vehicle training space, Learn EV's commitment to cutting-edge technology, strategic partnerships, and industry-wide recognition positions it as a leader poised for rapid growth and success in this evolving market.

Traction & Customers

Learn EV has demonstrated impressive traction in the electric vehicle education space, having successfully trained over 5,000 technicians thus far. This substantial number reflects the platform's effectiveness and the industry's recognition of the value it brings to technician training in the electric vehicles sector. Through strategic partnerships and leveraging the assets of the Independent Truck Repair Group (iTRG), Learn EV has positioned itself as a leading E-commerce training platform that is not only established but also poised for significant growth in the years to come. Through their partnership with iTRG, they have been able to educate technicians since 2012, displaying their commitment to continuous improvement and adaptation to the evolving needs of the electric vehicle industry.

Learn EV has strategically aligned itself with an impressive roster of educational partners, reinforcing its position as a leading E-commerce training platform in the electric vehicles sector. The list includes prominent industry names such as Kenworth, Caterpillar, Navistar, Automotive Service Excellence (ASE), PACCAR, RoadSync, American Trucking Association, Peterbilt, and many others. These partnerships not only validate the platform's credibility and industry relevance but also signify the recognition and support Learn EV has garnered from key players in the automotive, truck, and off-highway sectors.

CURRENT EDUCATIONAL PARTNERS

 

By collaborating with these industry giants, Learn EV not only enhances its reach and credibility but also gains access to valuable resources and insights. The platform's association with such well-established partners demonstrates a shared commitment to advancing education and skills in the electric vehicle space. These partnerships not only contribute to the platform's current success in training over 5,000 technicians but also position Learn EV for continued growth and influence within the global electric vehicle training market.

Investors

Learn EV has achieved its current stature through a commendable journey of bootstrapping since its inception in 2012. From the outset, the company demonstrated resilience and strategic vision, leveraging its founders' resources and ingenuity to establish a robust E-commerce training platform for electric vehicle technicians.



Terms

Learn EV, Inc. is offering securities in the form of Equity which provides investors the right to Common Stock in the Company.

Target Offering: $10,000.00 | 10,000 Securities
Maximum Offering Amount: $124,000 | 124,000 Securities
Share Price: $1.00
Type of Offering: Equity
Type of Security: Common Stock
Offering Deadline: October 31, 2024
Minimum Investment: $1,000

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000. The Company must reach its Target Offering Amount of $10,000 by October 31, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview   Team   About   Communication Channel   Updates



John Stoeckinger
President & CEO
Background
Co-Founder and Executive of Learn EV, Inc. since 2021. Prior to Learn EV, he founded Independent Truck Repair Group (ITRG). Since 2012, ITRG has trained thousands of technicians in the combustible engine space.



Douglas Clemons
Co-Founder
Background
Accomplished business executive with thirty years of experience in turnarounds, rapid growth transitions and management of Corporations. Specializing in the logistic industry, with a focus on technology. Hands on marketing, service/product development, operations and direct sale experience for diverse service/product lines with Fortune 100 Companies. Proven track record in increasing sales, profits, and corporate net worth. Strong background in negotiating and business development.

Overview   Team   About   Communication Channel   Updates

Company Website

Legal Company Name

Learn EV

Location

**108 W. 13th Street
Suite 100
Wilmington, Delaware 19801**

Number of Employees

4

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

January 6, 2023